Nasdaq Regulation

Nasdaq

Eun Ah Choi
Senior Vice President, Regulatory Operations
U.S. Head of Listing Qualifications & Market Surveillance

By Electronic Mail

May 24, 2023

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on May 24, 2023, The Nasdaq Stock Market (the "Exchange") received from Booking Holdings Inc. (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:

€500,000,000 3.625% Senior Notes due 2028
€1,250,000,000 4.125% Senior Notes due 2033

We further certify that the securities described above have been approved by the Exchange for listing and registration.

We understand that the Registrant is seeking immediate acceleration of the effective date of registration, and we hereby join in such request.

Sincerely,